Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

           Attention Business Editors:
           Claude Resources Inc. 2008 Oil & Natural Gas Disclosure Documents

           <<
           TRADING SYMBOLS
           TSX - CRJ
           NYSE Amex - CGR
           >>

           SASKATOON, March 30 /CNW/ - Claude Resources Inc. has included the disclosure and reports relating to oil and natural gas reserves data and activities required pursuant to National Instrument 51-101 - Standards of
Disclosure for Oil and Gas Activities in its Annual Information Form ("AIF"),
audited financial statements and related Management's Discussion and Analysis for the year ended December 31, 2008, as filed with Canadian securities regulatory authorities on the System for Electronic Document Analysis and
Retrieval ("SEDAR"). Copies of the AIF, audited financial statements and related Management's Discussion and Analysis for the year ended December 31,
2008 may be accessed electronically on SEDAR at www.sedar.com.

           Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company. The Company owns producing oil and natural gas assets. The Company's entire asset base is located in Canada. Since 1991, Claude has produced approximately 840,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre
Madsen property in the prolific Red Lake gold camp of northwestern Ontario.

           %SEDAR: 00000498E          %CIK: 0001173924

           /For further information: Neil McMillan, President & CEO, Claude
Resources Inc., Phone: (306) 668-7505; or Marc Lepage, Manager Investor
Relations, Phone: (306) 668-7505, Email: clauderesources(at)clauderesources.com,
Website: www.clauderesources.com/
           (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 15:55e 30-MAR-09